Filed by Heartland Producers, LLC
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject Company: Advanced BioEnergy, LLC
Commission File No.: 333-125335

November 7, 2006

Dear Heartland Producer Member:

Your Heartland Producers’ Board of Managers has approved an agreement with Advanced BioEnergy, LLC (ABE) to exchange the partnership interests in Heartland Grain Fuels, LP (HGF) held by Heartland Producers for cash and equity of ABE.

Under the terms of the transaction, the partners of HGF will receive approximately $16.8 million in cash and approximately 2,631,000 newly issued units of ABE.  In addition, HGF intends to make a special distribution to its partners of approximately $8.65 million of earnings prior to the initial closing of the transaction with ABE.  Heartland Producers’ currently owns approximately 46% of HGF and will receive its pro rata share of the consideration from the transaction.

ABE is a development-stage company specializing in ethanol production.  It is currently building a 100-million gallons per year dry mill corn-processing ethanol plant near Fairmont, Nebraska and has letters of intent to build similar plants in Indiana and Minnesota.

The transaction will occur in two steps.  It is currently expected that South Dakota Wheat Growers and Aventine, the other limited partners in HGF, will close their portion of the transaction within the next few days. The acquisition of Heartland Producers’ ownership interest in HGF is subject to approval of the Heartland Producers’ members.  ABE expects to file a Form S-4 and related information statement/prospectus with the U.S. Securities and Exchange Commission and make any other necessary government filings in the coming weeks.  As a member of Heartland Producers, you will receive additional information about this transaction and the meeting to vote on the transaction after regulatory approvals have been obtained.  Depending on the review process of the agencies, the parties expect the Heartland Producers’ member vote to occur in the first quarter of 2007.  Upon closing of the transaction with Heartland Producers, ABE will own 100% of the outstanding partnership interests of HGF.

Because of this transaction, we will be distributing approximately $3,800,000 to Heartland Producers’ members as a result of HGF’s 2006 year-to-date earnings.  With our on-going Aberdeen expansion, this amount of cash distribution would not have been feasible without this transaction with ABE.

Once regulatory approvals have been obtained, you will receive a Membership meeting notice and a copy of the transaction agreement.  At the Membership meeting, you will be able to ask any questions you may have regarding this transaction.  You will be asked to formally approve the Heartland Producers’ portion of this transaction at this future meeting.

The Heartland Producers’ Board of Managers believes this business relationship with ABE will provide the following benefits to Heartland Producers’ members:

1.               Heartland Producers’ Members will become part of a company with plans to become a larger ethanol producer:  By being part of a larger ethanol production company, HGF can achieve additional economies of scale that are difficult to achieve with just two plants in North-Central South Dakota.

2.               Heartland Producers’ Members will achieve greater geographic diversity:  By being part of ABE which is building ethanol plants in other Midwest states, risks associated with drought and marketing should be mitigated.

3.               The transaction will allow Heartland Producers’ members to obtain cash from present operations: Ethanol prices have been at historical highs and this transaction allows HGF to return cash to its investors based on its recent performance.

4.               This transaction will allow Heartland Producers’ members to maintain an investment in an ethanol production company:  Heartland Producers’ members will retain their investment in an ethanol production company through the ABE units they will receive in the transaction.

5.               The transaction will allow Heartland Grain Fuels to maintain business relationships:  The planned Aberdeen plant expansion will be completed, and current supply and marketing relationships will be continued.

With the rapid changes occuring in the ethanol industry, the Heartland Producers’ Board believes this cash and equity exchange will allow the investment of HGF owners to grow beyond just the Huron and Aberdeen facilities.  As mentioned previously, you will receive more detailed information and have the opportunity to discuss this transaction at a future special meeting.

Due to the necessity of obtaining the approval of the Heartland Producers’ members, the transaction with ABE has been structured as a two step transaction, in which South Dakota Wheat Growers and Aventine will close on this business relationship prior to Heartland Producers’ members voting on the the transaction.  The Board of Managers of Heartland Producers has passed a resolution requesting South Dakota Wheat Growers to close on this business relationship prior to the vote of Heartland Producers’ membership.  If you have any questions in the interim, you may contact Bill Paulsen, HGF CEO at 605-225-0520 or bpaulsen@hgflp.com or Craig Schaunaman at 605-229-1393 or 605-228-1393 or cecs@nvc.net.

Sincerely,

Craig Schaunaman	Bill Paulsen, CEO

Heartland Producers Board of Managers Chairman	Heartland Grain Fuels

In connection with the transaction, ABE will file a registration statement that contains an information statement/prospectus with the U.S. Securities and Exchange Commission and relevant state securities regulatory agencies. YOU ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, WHICH WILL CONTAIN INFORMATION ABOUT THE TRANSACTION AND THE MEETING THAT WILL BE CALLED TO VOTE ON THIS TRANSACTION, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THIS TRANSACTION.  A final registration statement will be mailed to you prior to the meeting.  You will also be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, and from ABE on its web site at www.advancedbioenergy.com or by contacting Bill Paulsen, at (605) 225-0520.